AMENDMENT NO. 1
ON
FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2002

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x_Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_x

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A to the Registrant's Report on Form 6-K for the month of August 2002 reflects certain revisions to the notes to the unaudited condensed interim consolidated financial statements only and does not include any restatement or other change to any of the financial statements included in the Form 6-K for the month of August 2002 as originally filed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.co.il

Deloitte & Touche
Brightman Almagor

The Board of Directors
Tower Semiconductor Ltd.
Migdal Ha'emek

Gentlemen:

Re: **Review of Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2002**

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

- Balance sheet as of June 30, 2002.
- Statements of operations for the six months and three months ended June 30, 2002.
- Statement of changes in shareholders' equity for the six months ended June 30, 2002.
- Statement of cash flows for the six months ended June 30, 2002.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholders' equity and financial position as of June 30, 2002 to the extent summarized in Note 6.

Respectfully submitted,
Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 30, 2002

Deloitte Touche Tohmatsu

Tel Aviv Jerusalem Haifa Eilat

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

	June 30, 2002 (unaudited)	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,885	$ 19,610
Short-term interest-bearing deposits	7,000	10,044
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	26,700	3,548
Trade accounts receivable (net of allowance for doubtful accounts of $215 and $215, respectively)	5,313	3,321
Other receivables	26,441	21,250
Inventories	9,530	8,428
Other current assets	2,465	1,219
Total current assets	86,334	67,420
LONG-TERM INVESTMENTS		
Long-term interest-bearing deposits designated for investments relating to Fab 2	11,606	--
Other long-term investment	6,000	6,000
	17,606	6,000
PROPERTY AND EQUIPMENT, NET	406,881	340,724
OTHER ASSETS	76,719	57,910
TOTAL ASSETS	$ 587,540	$ 472,054
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 4,000	$ 14,000
Trade accounts payable	56,127	64,484
Other current liabilities	7,572	5,271
Total current liabilities	67,699	83,755
LONG-TERM DEBT	195,000	115,000
CONVERTIBLE DEBENTURES	23,448	--
LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES	32,578	17,910
OTHER LONG-TERM LIABILITIES	7,242	2,584
Total liabilities	325,967	219,249
SHAREHOLDERS' EQUITY		
Ordinary shares, NIS 1 par value - authorized 70,000,000 shares; issued 31,511,228 and 26,297,102 shares, respectively	8,537	7,448
Additional paid-in capital	338,753	307,865
Shareholder receivables and unearned compensation	(99)	(195)
Accumulated deficit	(76,546)	(53,241)
	270,645	261,877
Treasury stock, at cost - 1,300,000 shares	(9,072)	(9,072)
Total shareholders' equity	261,573	252,805
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 587,540	$ 472,054

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(dollars in thousands, except share data and per share data)

	Six months ended June 30,		Three months ended June 30,	
	2002	2001	2002	2001
SALES	$ 20,042	$ 33,626	$ 11,622	$ 12,544
COST OF SALES	28,640	44,002	15,246	20,567
GROSS LOSS	(8,598)	(10,376)	(3,624)	(8,023)
OPERATING COSTS AND EXPENSES				
Research and development	6,542	4,424	3,570	2,406
Marketing, general and administrative	7,127	7,799	3,708	4,286
	13,669	12,223	7,278	6,692
OPERATING LOSS	(22,267)	(22,599)	(10,902)	(14,715)
FINANCING INCOME (EXPENSE), NET	(800)	1,730	(151)	1,245
OTHER INCOME (EXPENSE), NET	(238)	4,037	(238)	3,740
LOSS FOR THE PERIOD	$ (23,305)	$ (16,832)	$ (11,291)	$ (9,730)
BASIC LOSS PER ORDINARY SHARE				
Loss per share	$ (0.86)	$ (0.88)	$ (0.39)	$ (0.46)
Loss used to compute basic loss per share	$ (23,305)	$ (16,654)	$ (11,291)	$ (9,590)
Weighted average number of ordinary shares outstanding - in thousands	27,070	18,972	28,828	20,786

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)
(dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid-in capital	Shareholder receivables and unearned compensation	Accumulated deficit	Treasury stock	Total
	Shares	Amount					
BALANCE - JANUARY 1, 2002	26,297,102	$ 7,448	$ 307,865	$ (195)	$ (53,241)	$ (9,072)	$ 252,805
Issuance of shares, net of related costs	5,214,126	1,089	30,888				31,977
Amortization of unearned compensation				96			96
Loss for the period					(23,305)		(23,305)
BALANCE - JUNE 30, 2002	31,511,228	$ 8,537	$ 338,753	$ (99)	$ (76,546)	$ (9,072)	$ 261,573

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(dollars in thousands, except share data and per share data)

	Six months ended June 30, 2002	Six months ended June 30, 2001
CASH FLOWS - OPERATING ACTIVITIES		
Loss for the period	$ (23,305)	$ (16,832)
Adjustments to reconcile loss for the period to net cash provided by operating activities:		
Income and expense items not involving cash flows:		
Depreciation and amortization	9,860	11,343
Other income, net	--	(4,037)
Changes in assets and liabilities:		
Decrease (increase) in trade accounts receivable	(1,992)	7,144
Increase in other receivables and other current assets	(1,377)	(2,867)
Decrease (increase) in inventories	(77)	4,967
Increase (decrease) in trade accounts payable	1,132	(3,209)
Increase (decrease) in other current liabilities	392	(349)
Increase in other long-term liabilities	1,055	524
	(14,312)	(3,316)
Increase in long-term liability in respect of customers' advances	14,668	71,643
Net cash provided by operating activities	356	68,327
CASH FLOWS - INVESTING ACTIVITIES		
Increase in cash and short-term and long-term interest-bearing deposits designated for investments relating to Fab 2	(34,758)	(85,212)
Investments in property and equipment	(103,425)	(75,114)
Investment grants received	18,724	14,975
Proceeds from sale of equipment	--	142
Investments in other assets	(18,121)	(20,465)
Decrease (increase) in deposits, net	3,044	(21,977)
Proceeds from sale of long-term investments	--	4,674
Net cash used in investing activities	(134,536)	(182,977)
CASH FLOWS - FINANCING ACTIVITIES		
Proceeds from issuance of shares, net	31,915	99,035
Proceeds from exercise of share options	--	172
Proceeds from exercise of a warrant	--	10
Increase (decrease) in short-term debt	(10,000)	10,000
Decrease in long-term debt	(2,000)	(13,064)
Proceeds from long-term debt	82,000	20,000
Proceeds from sale of securities, net	21,540	--
Net cash provided by financing activities	123,455	116,153
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,725)	1,503
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	19,610	10,262
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 8,885	$ 11,765
NON-CASH ACTIVITIES		
Investments in property and equipment	$ 36,414	$ 16,949
Exercise of a warrant		$ 9,990
Stock-based compensation related to the Facility Agreement with the Banks		$ 5,129
Investments in other assets	$ 916	$ 858
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 4,811	$ 735
Cash paid during the year for income taxes	$ 51	$ 1,695

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002

(dollars in thousands, except share data and per share data)

NOTE 1 - BASIS OF PRESENTATION

A. The unaudited condensed interim consolidated financial statements as of June 30, 2002 and for the six months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2001 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the results for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, are identical in all material respects to GAAP in the United States of America ("U.S. GAAP"), except as indicated in Note 6.

The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

C. **Establishment of New Fabrication Facility**

In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. The Company entered into several related agreements and arrangements in connection with Fab 2, including agreements and other arrangements with technology and Wafer Partners, Equity Investors, the Company's Banks and the government of Israel. The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning such agreements, risks and uncertainties, see Note 4 below and Note 16A to the 2001 audited consolidated financial statements. For details concerning non-capitalizable expenses and cash flows used in operating activities relating to Fab 2, see Note 4F below.

D. Certain amounts in prior periods' financial statements have been reclassified in order to conform to the 2002 presentation.

(dollars in thousands, except share data and per share data)

NOTE 2 - INVENTORIES

Inventories consist of the following (*):

	June 30, 2002 (unaudited)	December 31, 2001
Raw materials	$ 3,656	$ 2,739
Spare parts and supplies	3,106	3,216
Work in process	2,419	1,673
Finished goods	349	800
	$ 9,530	$ 8,428

(*) Net of write-downs to net realizable value of $560 and $412 as of June 30, 2002 and December 31, 2001, respectively.

NOTE 3 - MAJOR CUSTOMERS

Sales to major customers as a percentage of total sales were as follows:

	Six months ended June 30, 2002	2001
	(unaudited)	
Customer A	36 %	27 %
Customer B	16	20
Other customers (*)	20	27

(*) Represents sales to four different customers each of whom accounted for between 1% and 8% of sales during the six months ended June 30, 2002, and to five customers (2%-8%) during the six months ended June 30, 2001.

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2

A. Amendment to the Wafer Partner and Equity Investor Agreements

Through April 2002, the Company, its Fab 2 Wafer Partners and the Equity Investors entered into amendments to their agreements with the Company under terms described below, to provide for the acceleration of the Fab 2 Third Milestone and Fourth Milestone scheduled installment payments, each in the aggregate amount of $44,736. Pursuant to these amendments, during the second quarter of 2002 the following investments were made towards the Third Milestone: the Wafer Partners invested in the Company an aggregate of $36,669, of which $22,001 was credited as paid in capital in consideration for an aggregate of 3,571,657 Ordinary Shares of the Company, and $14,668 was established as long-term customer advances; and the Equity Investors invested an aggregate of $8,067 in consideration for the purchase of 1,309,524 Ordinary Shares of the Company.

(dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

A. Amendment to the Wafer Partner and Equity Investor Agreements (cont.)

According to the amendments, the Wafer Partners and the Equity Investors undertook to advance both their Third and Fourth Milestone installment payments, prior to their achievement and by the date specified in the amendments. In consideration for their investment the Wafer Partners and the Equity Investors will be issued fully-paid Ordinary Shares of the Company equivalent to 60% and 100%, respectively, of the aggregate amount of the Third and Fourth Milestone installment payments. The remaining 40% of the advanced payments made by the Wafer Partners will be established as long-term customer advances to be credited, in general, against future purchases by them. Under the amendments, Ordinary Shares issued in consideration for the accelerated installments are to be based on the lower of the average trading price for the Ordinary Shares during the 30 consecutive trading days preceding the date of any actual payment and $12.50.

In June 2002, the Company achieved the Third Milestone towards the establishment of Fab 2.

B. Amendments to the Fab 2 Facility Agreement

According to the Facility Agreement with its banks, as amended during the three-month period ended March 31, 2002 and in April 2002, the Company is obligated to raise, by the end of 2003, $144,000 from specified financial sources, other than Wafer Partners and Equity Investors, as follows: by April 30, 2002, an aggregate of $60,000 of which $41,000 has been already raised to date, in part from the sale of securities based on the prospectus described in Note 5A below; by June 30, 2002, an aggregate of $80,000; by the end of 2002, an aggregate of $110,000; and by the end of 2003 an aggregate of $144,000. According to the Facility Agreement, raising these amounts by the dates stated is a material provision. In addition and pursuant to the April 2002 amendment, the banks agreed that the Company may attribute up to $40,000 to be invested by the existing Wafer Partners and Equity Investors by no later than July 31, 2002 on account of the Third Milestone, to the April and June 2002 funding milestones, provided that the Company raises $39,000 from other specified financial sources by no later than July 31, 2002. Accordingly, the Company attributed $40,000 out of the $44,736 invested in the second quarter of 2002 by the Wafer Partners and Equity Investors (see paragraph A above) towards the April and June 2002 funding milestones from the other specified financial sources. As a result, as of the approval date of the interim financial statements, the Company's remaining obligation towards meeting the July 2002 funding milestone is approximately $39,000. The Company has agreed with the banks and is currently completing documentation that will extend the July 2002 funding milestone to August 31, 2002. Based on the agreed terms with the banks, the Company expects to achieve the $39,000 funding milestone through proceeds expected to be raised from a rights offering prospectus (see 5C below), the $15,000 investment to be made by OTPP (see D below) and through proceeds the Company received from a technology agreement recently signed. The Company expects to align its $39,000 bank fundraising milestone with the conclusion of the Company's rights offering prospectus. Management estimates that the rights under the rights offering prospectus will be distributed to the Company's shareholders by the end of September 2002, and that it is probable that the banks will agree to further defer the July 2002 funding milestone.

(dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

C. New Technology Agreement

In May 2002, the Company entered into a joint development and cross-license agreement with a Japanese semiconductor manufacturer for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. The agreement calls for certain amounts to be paid by the Japanese manufacturer to the Company, subject to achievement of certain technological milestones, through a period ending 2005. Pursuant to the agreement, the Japanese manufacturer may allocate, subject to certain conditions stipulated in the agreement, up to approximately half of amounts paid to long-term customer advances to be applied against future purchases made by the Japanese manufacturer.

D. New Equity Investor

In July 2002, the Company entered into a definitive agreement with the Ontario Teachers' Pension Plan Board ("OTPP") for an investment of $15,000 in the Company's equity in consideration for 2,678,571 Ordinary Shares of the Company for $5.60 per share (the average traded price of the Ordinary Shares of the Company for the 15 consecutive trading days immediately preceding the date of the agreement), and a warrant, exercisable for a four-year period, to purchase additional 1,205,357 Ordinary Shares of the Company, at an exercise price of $7.50 per share (subject to customary adjustments). According to the agreement, OTPP is prevented from selling said securities for a period of nine months from the closing date of the agreement.

The agreement is subject to raising, by no later than September 30, 2002, at least additional $15,000 by the rights offering prospectus described in Note 5C below, or from other sources, under terms substantially similar to the agreement's provisions.

OTPP, a Canadian financial institution managing over 70 billion Canadian Dollars in assets, is responsible for the retirement income of hundreds of thousands of school teachers and their families in Ontario, Canada.

E. Other Agreements

Through June 30, 2002 the Company had entered into several additional agreements related mainly to the construction and equipping of Fab 2. The Company's aggregate commitment in connection with these agreements as of such date amounted to $92,517. Some of the agreements provide for cancellation fees, subject to certain provisions and cancellation schedules in such agreements.

(dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

C. New Technology Agreement

In May 2002, the Company entered into a joint development and cross-license agreement with a Japanese semiconductor manufacturer for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. The agreement calls for certain amounts to be paid by the Japanese manufacturer to the Company, subject to achievement of certain technological milestones, through a period ending 2005. Pursuant to the agreement, the Japanese manufacturer may allocate, subject to certain conditions stipulated in the agreement, up to approximately half of amounts paid to long-term customer advances to be applied against future purchases made by the Japanese manufacturer.

D. New Equity Investor

In July 2002, the Company entered into a definitive agreement with the Ontario Teachers' Pension Plan Board ("OTPP") for an investment of $15,000 in the Company's equity in consideration for 2,678,571 Ordinary Shares of the Company for $5.60 per share (the average traded price of the Ordinary Shares of the Company for the 15 consecutive trading days immediately preceding the date of the agreement), and a warrant, exercisable for a four-year period, to purchase additional 1,205,357 Ordinary Shares of the Company, at an exercise price of $7.50 per share (subject to customary adjustments). According to the agreement, OTPP is prevented from selling said securities for a period of nine months from the closing date of the agreement.

The agreement is subject to raising, by no later than September 30, 2002, at least additional $15,000 by the rights offering prospectus described in Note 5C below, or from other sources, under terms substantially similar to the agreement's provisions.

OTPP, a Canadian financial institution managing over 70 billion Canadian Dollars in assets, is responsible for the retirement income of hundreds of thousands of school teachers and their families in Ontario, Canada.

E. Other Agreements

Through June 30, 2002 the Company had entered into several additional agreements related mainly to the construction and equipping of Fab 2. The Company's aggregate commitment in connection with these agreements as of such date amounted to $92,517. Some of the agreements provide for cancellation fees, subject to certain provisions and cancellation schedules in such agreements.

(dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

F. Non-Capitalizable Expenses and Operational Cash Flows in Connection with Fab 2

In connection with establishing Fab 2, the Company incurred during the six-month period ended June 30, 2002 non-capitalizable expenses in the amount of $7,976, of which $3,388 was included in cost of sales and $4,588 was included in marketing, general and administrative (during the corresponding period - $5,276, $1,844 and $3,432, respectively). During the three-month period ended June 30, 2002, non-capitalizable expenses amounted to $4,625 of which $2,183 was included in cost of sales and $2,442 was included in marketing, general and administrative (during the corresponding period - $3,336, $1,251 and $2,085, respectively).

Out of the $14,312 cash used in operating activities during the six month-period ended June 30, 2002 (excluding $14,668 increase in connection with long-term liability in respect of customers' advances), $13,796 was attributable to the establishing of Fab 2.

NOTE 5 - OTHER RECENT DEVELOPMENTS

A. Sale of Securities

On January 22, 2002, the Company issued, based on a prospectus published on January 15, 2002 in Israel, the following securities, which are listed on the Tel Aviv Stock Exchange, for initial proceeds of approximately $23,200. Costs in relation to the prospectus and the issuance of the securities were approximately $1,750.

(1) Convertible Debentures – 110,579,800 convertible debentures each of which is of NIS 1.00 in principal amount. The debentures were issued at discount of 96% of their par value. Each debenture is linked to the Israeli Consumer Price Index ("CPI") and bears annual interest at the rate of 4.7%, payable on January 20 of each year commencing on January 20, 2003. The principal on the debentures is payable in four installments on January 20 of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 ($8.59) amount of the debentures (subject to customary adjustments). The effective rate of interest on the convertible debentures, taking into account the initial proceeds net of the discount and the related issuance costs, is 7.26%. For US GAAP purposes, which requires taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described below, the effective rate of interest on the convertible debentures is 9.88%.

(2) Options (Series 1) – 2,211,596 options (Series 1) for no consideration. Each option (Series 1) is exercisable into one Ordinary Share of the Company until January 20, 2006 for an exercise price of NIS 39 (subject to customary adjustments), linked to the CPI (as of June 30, 2002 – NIS 40.48, $8.48.

(dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

A. Sale of Securities (cont.)

(3) **Options (Series A)** – 552,899 options (Series A) for no consideration, to purchase additional debentures. These options, none of which were exercised, expired in March 2002.

Subject to certain conditions, the Company may, commencing in July 2005, announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

Pursuant to a covenant in the Facility Agreement, the Company deposited 50% of the principal amount (net of discounts) of the unconverted convertible debentures (approximately $11,600 as of the balance sheet date) in favor of the Banks as security for payment of the amounts the Company owes the Banks. The said amount may be released only as provided in the Facility Agreement, including payments of interest on account of the convertible debentures.

The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

See Note 6D for the effect of the accounting treatment under U.S. GAAP on this sale of securities.

B. Share Option Plans

In the framework of the Company's Board of Directors resolution to increase the total number of options available for grant under all the Company's share option plans by an amount equal, in general, to 4% of the outstanding Ordinary Shares of the Company at the beginning of each year, 999,884 options were added to the Company's share option plans. Of that amount 710,849 options were granted to certain employees primarily in January 2002. The options were granted at an average exercise price of approximately $6.00, the market price of the Company's shares on the dates of grant. Options granted may not be exercisable beyond ten years from their grant date, and become vested over a four-year period according to various vesting schedules.

(dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

C. Filing of Prospectus – Rights Offering

In July 2002, the Company filed in Israel and the U.S. a preliminary prospectus for distributing transferable rights to purchase up to an aggregate of approximately 6.1 million Ordinary Shares and approximately 2.7 million warrants to purchase Ordinary Shares of the Company. The recipients of the rights will be shareholders of the Company and employees who hold certain options to purchase the Company's Ordinary Shares. Each recipient will receive one right for each 5.60 Ordinary Shares or employee options that he held on the record date. Each full right will entitle the recipient to purchase, at a price of $5.60 one Ordinary Share and 0.45 of a warrant. Each whole warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period of four years.

The rights are expected to be listed and quoted on the NASDAQ National Market and the Tel Aviv Stock Exchange for trading for single day on these exchanges. The warrants are expected to be listed and quoted on the NASDAQ National Market and the Tel Aviv Stock Exchange. Rights to be distributed under the Company's employee share option plans, represent approximately 11% of the total rights to be distributed.

Total immediate proceeds, assuming all recipients exercise all their rights, are expected to be approximately $34,000. The primary Equity Investor and the primary Wafer Partners, as of the approval date of the interim financial statements actually own an aggregate of 69% of the Company's outstanding share capital on a non-diluted basis, and who will receive, in the aggregate, approximately 61% of the rights in the rights offering, have committed to exercise substantially all of their rights. Total immediate proceeds from these investors are expected to be approximately $20,000.

According to their terms, the convertible debentures and Options (Series 1) outlined in paragraph A above, options granted to the Banks and employee options that are not under this rights offering, are entitled to an adjustment to the number of shares into which these securities are exercisable or to the exercise price, as the case may be.

(dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See E below for the presentation of the Company's unaudited balance sheet as of June 30, 2002 in accordance with U.S. GAAP.

A. Presentation of Cash and Short-Term Interest-Bearing Deposits Designated for Investments Relating to Fab 2

In accordance with U.S. GAAP, cash and short-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and presented separately as a non-current asset. Accordingly, $26,700 and $11,606 were reclassified, respectively, from current assets and long-term investments to a long-term asset.

B. Hedging Activities in accordance with U.S. GAAP (SFAS 133)

Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of June 30, 2002 would have resulted in: an increase in the Company's current liabilities in the amount of $5,498; an increase in other comprehensive loss for the six months ended June 30, 2002 in the net amount of $2,283; and in a decrease of $4,954 in property and equipment, net as of June 30, 2002.

C. Presentation of Net Long-Term Liabilities in Respect of Employees

Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset. Accordingly, an amount of $10,999 was reclassified from other long-term liabilities to long-term investments.

D. Sale of Securities

Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Note 5A are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures in the amount of $2,559. The effect of the U.S. GAAP application on the convertible debentures' discount amortization for the six-month period ended June 30, 2002 is immaterial.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

E. Balance Sheet in Accordance with U.S. GAAP

Following are the condensed consolidated balance sheets in accordance with U.S. GAAP:

	June 30, 2002 (unaudited)	December 31, 2001
Current assets	$ 59,634	$ 63,872
Long-term investments	16,999	16,334
Property and equipment, net	401,927	336,160
Other assets	76,523	57,910
Cash, short-term and long-term interest-bearing deposits designated for investments relating to Fab 2	38,306	3,548
Total assets	593,389	477,824
Current liabilities	73,197	87,360
Long-term debt	195,000	115,000
Convertible debentures	20,889	--
Long-term liability in respect of customers' advances	32,578	17,910
Other long-term liabilities	18,241	12,918
Shareholders' equity (*)	253,484	244,636
Total liabilities and shareholders' equity	$ 593,389	$ 477,824

(*) The balance as of June 30, 2002 includes accumulated other comprehensive loss of $10,482 and net proceeds on account of options (Series 1) in the amount of $2,363 (see also D above); as of December 31, 2001 - accumulated other comprehensive loss of $8,199.

(dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

F. Statements of Operations in Accordance with U.S. GAAP

Complying with SFAS 133 and SFAS 138 (B above) and APB 14 (D above) would not have resulted in a material change in the Company's loss for the six-month period ended June 30, 2002.

G. Loss Per Share in Accordance with U.S. GAAP (SFAS 128)

In accordance with U.S. GAAP (SFAS 128), including the implementation of SFAS 133 and SFAS 138 and APB 14 as described in F. above, the basic and diluted loss per share for the three-month and six-month periods ended June 30, 2002 would be $0.39 and $0.86, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 26, 2002

By: /s/ AMIR HAREL
Name: Amir Harel
Title: Vice President and Chief Financial Officer